

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Michael Hand
Interim Chief Financial Officer
Vince Holding Corp.
500 5th Avenue — 20th Floor
New York , New York 10110

   Re: Vince Holding Corp.
     Form 10-K for Fiscal Year Ended January 28, 2023
     Filed April 28, 2023
     Form 10-Q for Quarterly Period Ended October 28, 2023
     Filed December 7, 2023
     File No. 001-36212

Dear Michael Hand:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services